FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                           For the month of July 2003

                           HOLMES FINANCING (No 1) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.

                       Yes . . . . . . . No . . .X. . . .

Holmes Financing (No. 1) PLC
 Profit & Loss Account
 Period ended 15 July 2003

                                                                     This Quarter           Prior Quarter
                                                                      (pound)'000             (pound)'000

 Interest receivable - Inter-company loan                                 22,260                  23,900
 Interest receivable - Cash deposits
                                                                  ---------------------------------------
                                                                          22,260                  23,900

 Interest payable - Notes                                                (22,260)                (23,900)
 Interest payable                                                              -                       -
                                                                  ---------------------------------------
                                                                         (22,260)                (23,900)
                                                                  ---------------------------------------
 Net operating income                                                          0                      0

 Other income                                                                  -                       -
 Operating expenses                                                            -                       -

                                                                  ---------------------------------------
 Profit on ordinary activities before taxation                                 0                       0

 Taxation                                                                    (10)                     (5)

                                                                  ---------------------------------------
 Profit on ordinary activities after taxation                                (10)                     (5)

 Dividend                                                                      -                       -

 Retained profit brought forward                                              30                      35

                                                                  ---------------------------------------
 Retained profit carried forward                                              20                      30
                                                                  =======================================

 Holmes Financing (No. 1) PLC
 Balance Sheet
 Period ended 15 July 2003


                                                                                         (pound)'000

 Fixed asset investments
 Loans to Funding                                                                          1,656,000

 Current assets
 Sundry debtors                                                                15
                                                               ------------------
 Cash at bank                                                                  18
                                                               ------------------

                                                                                                  33
                                                                                   ------------------

 Creditors: Amounts falling due within one year
 Sundry creditors                                                              -
                                                               -----------------

                                                                               -
                                                               -----------------


 Net current assets                                                                               33

                                                                                   ------------------
 Total assets less current liabilities                                                     1,656,033

 Creditors: Amounts falling due after more than one year
 Amounts due to noteholders                                                                (1,656,000)

                                                                                   ------------------
 Net assets                                                                                        33
                                                                                   ==================

 Capital and reserves
 Share capital                                                                                     13
 Reserves                                                                                          20
                                                                                   ------------------
                                                                                                   33
                                                                                   ==================


Holmes Financing (No. 1) PLC
 Notes Outstanding
 Period ended 15 July 2003
                                  Series 1 Class A  Series 2 Class A    Series 3 Class    Series 3 Class  Series 4 Class A
                                                                                    A1                A2
 Moody's current rating                        Aaa               Aaa               Aaa               Aaa               Aaa
 S&P current rating                            AAA               AAA               AAA               AAA               AAA
 Fitch Ratings current rating                  AAA               AAA               AAA               AAA               AAA
                                  Series 1 Class B  Series 2 Class B  Series 3 Class B                    Series 4 Class B
 Moody's current rating                         Aa                Aa                Aa                                 Aaa
 S&P current rating                             AA                AA                AA                                 AAA
 Fitch Ratings current rating                   AA                AA                AA                                 AAA
                                  Series 1 Class C  Series 2 Class C  Series 3 Class C                    Series 4 Class C
 Moody's current rating                        Aaa               Aaa               Aaa                                 Aaa
 S&P current rating                            AAA               AAA               AAA                                 AAA
 Fitch Ratings current rating                  AAA               AAA               AAA                                 AAA
                                  Series 1 Class A Series 2 Class A     Series 3 Class    Series 3 Class  Series 4 Class A
                                                 $                 $                A1                A2           (pound)
                                                                                (pound)           (euro)
 Initial note balance                  900,000,000       975,000,000       375,000,000       320,000,000       250,000,000
 Previous quarter's note
 principal                             900,000,000       975,000,000       375,000,000       320,000,000       250,000,000
 Note redemptions                     (900,000,000)                -                 -                 -                 -
 Outstanding note principal                      -       975,000,000       375,000,000       320,000,000       250,000,000
                                  Series 1 Class B  Series 2 Class B  Series 3 Class B                    Series 4 Class B
                                                 $                 $           (pound)                              (pound)
 Initial note balance                   31,500,000        34,500,000        24,000,000                          11,000,000
 Previous quarter's note
 principal                              31,500,000        34,500,000        24,000,000                          11,000,000
 Note redemptions                                -                 -                 -                                   -
 Outstanding note principal             31,500,000        34,500,000        24,000,000                          11,000,000
                                  Series 1 Class C  Series 2 Class C  Series 3 Class C                    Series 4 Class C
                                                 $                 $           (pound)                             (pound)
 Initial note balance                   42,000,000        45,000,000        30,000,000                          14,000,000
 Previous quarter's note
 principal                              42,000,000        45,000,000        30,000,000                          14,000,000
 Note redemptions                                -                 -                 -                                   -
 Outstanding note principal             42,000,000        45,000,000        30,000,000                          14,000,000
                                  Series 1 Class A  Series 2 Class A    Series 3 Class    Series 3 Class  Series 4 Class A
                                                                                    A1                A2
 Note interest margins                          14                19                26                26               N/A
 Step up dates                                 N/A               N/A               N/A               N/A        16/07/2010
 Step up margins                               N/A               N/A               N/A               N/A               125

                                  Series 1 Class B  Series 2 Class B  Series 3 Class B                    Series 4 Class B
 Note interest margins                          38                41                45                                  62
 Step up dates                          16/07/2010        16/07/2010        16/07/2010                          16/07/2010
 Step up margins                               138               141               145                                 162
                                  Series 1 Class C  Series 2 Class C  Series 3 Class C                    Series 4 Class C
 Note interest margins                         103               115               160                                 175
 Step up dates                          16/07/2010        16/07/2010        16/07/2010                          16/07/2010
 Step up margins                               203               215               260                                 275
 Interest payment cycle          Quarterly
 Interest payment date           15th or next business day
 Next interest payment date      15/10/2003
 Liquidity facility limit          (pound)      25,000,000
 Liquidity facility drawn                              Nil
 Liquidity facility available      (pound)      25,000,000

Holmes Trustees Limited
 Profit & Loss Account
 Period ended 15 July 2003

                                               This Quarter      Prior Quarter
                                                (pound)'000        (pound)'000

 Interest receivable - Mortgages                   279,166            313,971
 Interest receivable - Cash Deposits                 4,253              3,638
                                               --------------------------------
                                                   283,419            317,609

 Interest payable - Mortgages                     (279,166)          (313,971)
 Interest payable - Cash Deposits                   (4,253)            (3,638)
                                               --------------------------------
                                                  (283,419)          (317,609)

                                               --------------------------------

 Net operating income                                    -                  -


 Fees receivable                                     3,065              6,362
 Fees payable                                       (3,065)            (6,362)

 Operating expenses                                 (4,476)            (4,276)
 Provision charges                                    (395)              (172)
 Other income                                        4,870              4,447
                                               --------------------------------
 Profit on ordinary activities before taxation           -                  -

 Taxation                                                -                  -

                                               --------------------------------

 Profit on ordinary activities after taxation            -                  -

 Dividend                                                -                  -

 Retained profit brought forward                         -                  -

                                               --------------------------------
 Retained profit carried forward                         -                  -
                                               ================================

 Holmes Trustees Limited
 Balance Sheet
 Period ended 15 July 2003

                                                                                             (pound)'000

 Fixed asset investments
 Mortgage loans secured on residential property                                               23,681,785

 Current assets
 Bank interest receivable                                                   754
 Cash at bank                                                            263,941
 Other debtors                                                            25,076
 Taxation                                                                      6
 Amounts due from Funding                                                 39,484
                                                            ---------------------
                                                                         329,261
                                                            ---------------------

 Creditors: Amounts falling due within one year
 Amounts due to Seller                                                   (45,070)
 Sundry creditors                                                           (250)
                                                            ---------------------
                                                                         (45,320)
                                                            ---------------------

 Net current assets                                                                              283,941

                                                                                     --------------------
 Total assets less current liabilities                                                        23,965,726

 Creditors: Amounts falling after more than one year
 Seller share of mortgage loans                                                               (8,740,606)
 Funding share of mortgage loans                                                             (14,941,179)

 Seller share of cash at bank                                                                   (283,941)
 Funding share of cash at bank                                                                         -
                                                                                     --------------------
 Net assets                                                                                            0
                                                                                     ====================

 Capital and reserves
 Share capital ((pound)2)                                                                              0
 Reserves                                                                                              0
                                                                                     --------------------
                                                                                                       0
                                                                                     ====================

Holmes Funding Limited
Profit & Loss Account
Period ended 15 July 2003

                                                  This Quarter  Prior Quarter
                                                   (pound)'000    (pound)'000


 Interest receivable - Mortgages                       150,966        168,642
 Interest receivable - Cash Deposits                    11,954          4,912
                                                  ----------------------------
                                                       162,920        173,554

 Interest payable - Inter-company loans               (158,192)      (151,309)
 Interest payable - Start up loans                        (715)          (668)
                                                  ----------------------------
                                                      (158,907)      (151,977)
                                                  ----------------------------
 Net operating income                                    4,013         21,577

 Other income                                            4,715          6,046

 Operating expenses                                     (6,845)        (6,509)
 Deferred consideration                                 (1,860)       (24,408)

                                                  ----------------------------
 Profit/(loss) on ordinary activities
   before taxation                                          23         (3,295)

 Taxation                                                   (5)         3,314

                                                  ----------------------------

 Profit/(loss) on ordinary activities
   after taxation                                           18             19

 Dividend                                                    -              -

 Retained profit/(loss) brought forward                (14,684)       (14,703)

                                                  ----------------------------
 Retained profit/(loss) carried forward                (14,666)       (14,684)
                                                  ============================

 Holmes Funding Limited
 Balance Sheet
 Period ended 15 July 2003

                                                                    (pound)'000

 Fixed asset investments
 Beneficial interest in Trust mortgage portfolio                     14,941,179
 Beneficial interest in Trust cash at bank                                    -

 Current assets
 Deferred expenditure (costs of securing)               28,467
 Sundry debtors                                              -
 Taxation                                                4,178
 Cash at bank:
      Reserve funding                                  286,824
      Transaction account                                1,989
      Funding GIC account                                1,481
                                                  -------------
                                                       322,938
                                                  -------------

 Creditors: Amounts falling
   due within one year
 Deferred consideration creditor                       153,357
 Interest payable accrual                                3,714
 Amounts due to Trustee                                 39,484
 Interest payable - Inter-company loans                      -
 Sundry creditors                                        6,030
                                                  -------------
                                                       202,585
                                                  -------------

 Net current assets                                                     120,353
                                                                   -------------
 Total assets less current liabilities                               15,061,531

 Creditors: Amounts falling due
   after more than one year
 Inter-company loans                                                (15,006,683)
 Start up loans                                                         (69,514)
                                                                   -------------
 Net assets                                                             (14,666)
                                                                   =============
 Capital and reserves
 Share capital ((pound)2)                                                     -
 Reserves                                                               (14,666)
                                                                   -------------
                                                                        (14,666)
                                                                   =============

 Holmes Funding Limited
 Notes to Balance Sheet
 Period ended 15 July 2003

                                                                 (pound)'000          (pound)'000

 Balance on cash accumulation ledger                               1,080,646
                                                      =======================

 Available credit enhancement
                                                           First Reserve        Second Reserve

 Reserve funds at closing                                            229,933               56,891
                                                      ----------------------   ------------------

 Initial closing reserve funds                                       224,153               56,891
 Drawings to make bullet repayment                                         -                    -
 Other drawings                                                            -                    -
 Transfers from revenue receipts                                       5,779                    -
                                                  ------------------------------------------------
 Closing reserve balance                                             229,933               56,891
                                                  ------------------------------------------------

 Target reserve funds                                                350,000              154,931
                                                      ============================================

 Principal deficiency ledger                                             AAA                  BBB

 Opening PDL balance                                                     Nil                  Nil
 Losses this quarter                                                       -                    -
 PDL top up from revenue income                                            -                    -
                                                  ------------------------------------------------
 Closing PDL balance                               Nil                   Nil                  Nil
                                                  ================================================

 Start up loan outstanding
 Opening balance                                                      72,514
                                                      -----------------------

 Initial start up loan (incl. accrued interest)                       14,792
 Second start up loan (incl. accrued interest)                        14,742
 Third start up loan                                                  17,500
 Fourth start up loan                                                  7,500
 Fifth start up loan                                                   5,100
 Sixth start up loan                                                   6,100
 Seventh start up loan                                                 3,780
                                                      -----------------------
                                                                      69,514
 Accrued interest                                                      3,714
 Repayments made                                                           -
                                                      -----------------------
 Closing balance                                                      73,229
                                                      =======================

 Liquidity facility

 Liquidity facility limit                                             25,000
 Liquidity facility drawn                                                  -
 Liquidity facility available                                         25,000

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     HOLMES FINANCING (No 1) PLC




         Dated: 27 August, 2003                     By / s / Natalie Weedon
                                                    (Authorised Signatory)